October 27, 2010
Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Mobile Mini, Inc.
Amendment No. 1 to Annual Report on Form 10-K
for the fiscal year December 31, 2009
Filed September 27, 2010
File No. 1-12804
Dear Ms. Long:
This letter follows up on the telephone conversation that took place on October 21, 2010, between Dietrich A. King of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and Christopher J. Miner, Senior Vice President and General Counsel of Mobile Mini, Inc. (the “Company” or “Mobile Mini”), regarding the Company’s response letter filed with the SEC on October 15, 2010. That letter was filed in response to a comment set forth in the Staff’s letter to the Company dated September 29, 2010, which comment letter related to the above-referenced Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
This letter confirms that in the Company’s future filings, to the extent applicable, it will provide a materially detailed description of the elements of compensation for the Company’s named executive officers with respect to amounts paid as bonus and non-equity incentive plan compensation.
As requested in prior letters by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Ms. Pamela A. Long
United States Securities and Exchange Commission
October 27, 2010

Should you have any further questions regarding this matter, you may reach me at (480) 477-0241.
Very truly yours,
/s/ Christopher J. Miner
Senior Vice President and General Counsel